INVESCO GLOBAL ADVANTAGE FUND                                      SUB-ITEM 77Q3

DUE TO THE RESTRICTIONS IN THE FORMAT OF FORM N-SAR TO ALLOW REPORTING OF INFORMATION FOR MULTIPLE CLASSES OF SHARES, THIS EXHIBIT PROVIDES CLASS LEVEL INFORMATION FOR ITEMS 74U AND 74V.

FOR PERIOD ENDING:  5/31/2011
FILE NUMBER :       811-05426
SERIES NO.:         29

74U.    1  Number of shares outstanding (000's Omitted)
           Class A                   9,561
        2  Number of shares outstanding of a second class of open-end company shares (000's Omitted)
           Class B                     311
           Class C                   1,245
           Class Y                      38

74V.    1  Net asset value per share (to nearest cent)
           Class A                $  12.27
        2  Net asset value per share of a second class of open-end company shares (to nearest cent)
           Class B                $  11.25
           Class C                $  11.28
           Class Y                $  12.54